IAMGOLD CORPORATION

TSX: IMG NYSE: IAG

NEWS RELEASE

IAMGOLD REPORTS FURTHER POSITIVE ASSAY RESULTS FROM THE DRILLING PROGRAMS ON THE ROUYN GOLD PROJECT, QUEBEC

Toronto, Ontario, May 13, 2020 – IAMGOLD Corporation ("IAMGOLD" or the "Company") today provided the assay results from diamond drilling programs completed on the Astoria area and on the Lac Gamble Zone at the Rouyn Gold Project optioned from Yorbeau Resources Inc. ("Yorbeau"). The project is located 4 km south of Rouyn-Noranda, Quebec, and approximately 45 kilometers southwest of IAMGOLD's Westwood mine.

The Company is reporting assay results from eighteen diamond drill holes, totaling 6,585 metres drilled on the Astoria area, located approximately two kilometres east of the Lac Gamble Zone, and from twenty diamond drill holes completed on Lac Gamble Zone, totaling 6,298 metres. Two drill holes targeting the Lac Gamble Zone were abandoned due to excessive deviation and re-collared. Results are pending from an additional twelve diamond drill holes completed totaling 4,062 metres. These results will be reported once they are received, validated and compiled.

The assay results reported herein are provided in Tables 1 and 2 below and include the following highlights (two longitudinal sections illustrating the drilling program on the Lac Gamble and the Astoria area are attached to this news release):

Lac Gamble Zone - Main Zone:

- **Drill hole GA-19-709W2: 9.8 metres grading 10.4 g/t Au**
  includes: 3.0 metres grading 22.8 g/t Au
- **Drill hole GA-20-747: 6.8 metres grading 5.9 g/t Au**
  includes: 0.9 metres grading 32.7 g/t Au
- **Drill hole GA-20-748: 5.8 metres grading 4.7 g/t Au**
  includes: 2.6 metres grading 7.7 g/t Au
- **Drill hole GA-20-750: 9.8 metres grading 27.8 g/t Au**
  includes: 4.4 metres grading 58.4 g/t Au

Astoria Area – Upper Zone:

- **Drill hole AS-19-732: 5.0 metres grading 4.6 g/t Au**
  includes: 1.0 metres grading 14.4 g/t Au
- **Drill hole AS-19-733: 4.0 metres grading 5.5 g/t Au**
  includes: 1.0 metres grading 13.3 g/t Au
- **Drill hole AS-19-739: 3.5 metres grading 5.7 g/t Au**

Astoria Area – Lower Piché Zone

- **Drill hole AS-19-738: 2.2 metres grading 7.9 g/t Au**
  includes: 1.2 metres grading 12.3 g/t Au
- **Drill hole AS-19-741: 9.0 metres grading 5.8 g/t Au**
  includes: 1.0 metres grading 39.2 g/t Au

Craig MacDougall, Senior Vice President, Exploration for IAMGOLD, stated: "We continue to be pleased with the positive results obtained from our infill and evaluation drilling programs, especially those from our priority target at Lac Gamble which we are working to advance to a formal resource estimate. The Rouyn Gold project provides IAMGOLD with an opportunity to delineate satellite resources with the objective of supplementing production at our Westwood operation and utilizing our existing infrastructure and excess mill capacity. I want to especially acknowledge the efforts of the exploration team who had to contend with the sudden impacts of the COVID-19 crisis and were able to suspend drilling operations in an orderly way on very short notice. We look forward to resumption of our exploration activities, which will be done progressively in a safe manner following confirmation by the government of Quebec that exploration activities may resume."

The objective of the diamond drilling program in the area of the historic Astoria deposit was to test selected exploration targets to evaluate continuity of mineralization for the potential to outline a resource.

The objective of the diamond drilling program on the Lac Gamble Zone was to continue a systematic infill drilling program at nominal 50 x 50 metre drill centres in the upperpart of the zone to support a future resource estimation. In addition, lateral extensions were also targeted to evaluate the potential to expand the zone.

Both drilling programs successfully intersected the targeted sheared Cadillac-Piché corridor which hosts the mineralized zones. The Lac Gamble and Astoria mineralized zones are associated with alteration varying from several metres to greater than ten metres in width hosted in the ultramafic rocks of the Piché Group, exhibiting variable carbonatization, fuchsite, silicification, crosscut by a network of white quartz and brown tourmaline stockwork veins and breccias. Gold mineralization occurs as small specks of visible free gold associated with minor sulphides in quartz-tourmaline veinlets. In the Astoria area mineralized zones are also intersected at the contact with the sedimentary sequences bordering the Piché Group and contains grey quartz veinlets with up to 10% disseminated to narrow massive bands of Arsenopyrite adjacent to the veins.

Next Steps

In response to the global COVID-19 crisis, IAMGOLD with the support of its partner Yorbeau, immediately activated appropriate actions to ensure a coordinated response. All exploration drilling and field activities were temporarily suspended as directed by the government of Quebec and will resume subject to the guidelines and approval of the required government authorities and when judged safe to do so. Consistent with IAMGOLD's culture of "Zero Harm", the Company will implement any necessary steps to protect the health and safety of employees, contractors and local communities before resuming exploration activities.

The assay results from the drilling programs are being compiled and integrated with the existing geological, geochemical and structural information to support the development and refinement of a preliminary deposit model. This work will also be used to support the completion of a mineral resource estimation of the Lac Gamble zone currently in planning.

As described above, the planned 2020 Lac Gamble drilling program was suspended before completion. Timing for the resumption of the program will be assessed as conditions allow. The 2020 exploration program was designed to also evaluate other selected exploration targets in the area of the historic Astoria deposit and other identified satellite targets with up to a further 5,000 metres of diamond drilling planned. All pending assay results from drilling completed to date on Lac Gamble will be reported once they are received, validated and compiled.

About the Rouyn Gold Project

The Rouyn Gold Property is located about 4 km south of Rouyn-Noranda, Quebec. With a long history of mining, the city of Rouyn-Noranda offers many advantages for mining and exploration, including political and social stability, good access and infrastructure, skilled mining personnel, and one of the most mining-friendly jurisdictions in the world.

The property covers a 12-kilometre stretch of the Cadillac-Larder Lake Break and contains four known gold deposits along the 6-km Augmitto-Astoria corridor situated on the western portion of the property. Two of the four deposits, Astoria and Augmitto, benefit from established underground infrastructure and have been the subject of technical reports that include resource estimates that were previously filed in accordance with Regulation NI 43-101.

The Lac Gamble zone is located between the Augmito and the Astoria deposits. The exploration target potential at Lac Gamble is interpreted to be between 400,000 and 600,000 ounces of gold at a grade between 7.0 and 8.5 g/t Au. The potential quantity and grade of the exploration targets referred to are conceptual in nature and insufficient exploration work has been completed to define a mineral resource. The property may require significant future exploration to advance to a resource stage and there can be no certainty that the exploration target will result in a mineral resource being delineated. The exploration targets are consistent with similar deposits in the area, deposit models or derived from initial drilling results.

IAMGOLD signed a definitive option agreement in December 2018, whereby IAMGOLD has the option to acquire a 100% interest in the Project by making scheduled cash payments totaling C$4 million and completing exploration expenditures totaling C$9 million over a four year period. Exploration programs must include the completion of a minimum of 20,000 metres of diamond drilling within the first two-years of the option. By the end of the expenditure period, the Company must complete a NI 43-101 compliant resource estimate, after which the Company, at its election, can purchase a 100% interest in the Project, subject to a 2% net smelter return production royalty, by paying Yorbeau the lesser of C$15 per resource ounce or C$30 million. IAMGOLD is in the second year of the option agreement.

Technical Information and Quality Control Notes

The drilling results contained in this news release have been prepared in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects.

The "Qualified Person" responsible for the supervision of the preparation and review of this information is Marie-France Bugnon, P. Geo., General Manager Exploration. Marie-France is considered a "Qualified Person" for the purposes of National Instrument 43-101 with respect to the technical information being reported on. The technical information has been included herein with the consent and prior review of the above noted Qualified Person. The Qualified person has verified the data disclosed, and data underlying the information or opinions contained herein.

The design of the drilling program and interpretation of results is under the control of IAMGOLD's and Yorbeau's geological staff, including qualified persons employing strict protocols consistent with NI 43-101 and industry best practices. The sampling of, and assay data from, the drill core is monitored through the implementation of a quality assurance - quality control (QA-QC) program. Drill core (NQ size) is logged and samples are selected by geologists and then sawn in half with a diamond saw at the project site. Half of the core is retained at the site for reference purposes. Sample intervals may vary from half a metre to one and a half metres in length depending on the geological observations.

Half-core samples are packaged and transported in sealed bags to AGAT laboratories in Val d'Or, Quebec, and Mississauga, Ontario. Samples are coarse crushed to a -10 mesh and then a 1,000 gram split is pulverized to 95% passing -150 mesh. AGAT prepare analytical pulps at their facilities located in Val-d'Or and processed the pulps at their Mississauga laboratory which is ISO / IEC 17025:2005 certified by the Standards Council of Canada. Samples are analyzed using a standard fire assay with a 50 gram charge with an Atomic Absorption (AA) finish. For samples that return assay values over 3.0 grams per tonne, another pulp is taken and fire assayed with a gravimetric finish. Core samples showing visible gold or samples which have returned values greater than 10.0 grams per tonne are processed with a protocol involving fine grinding of the entire sample, followed by metallic screen analysis of the entire pulverized material. Insertion of duplicate, blanks and certified reference standards in the sample sequence is done in all drill holes for quality control.

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

This news release contains forward-looking statements. All statements, other than of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future are forward-looking statements. Forward-looking statements are generally identifiable by use of the words "may", "will", "should", "continue", "expect", "anticipate", "estimate", "believe", "prospective", "significant", "significant potential", "substantial", transformative", "intend", "plan" or "project" or the negative of these words or other variations on these words or comparable terminology. Forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond the Company's ability to control or predict, that may cause the actual results of the Company to differ materially from those discussed in the forward-looking statements. Factors that could cause actual results or events to differ materially from current expectations include, among other things, without limitation, failure to meet expected, estimated or planned gold production, unexpected increases in all-in sustaining costs or other costs, unexpected increases in capital expenditures and exploration expenditures, variation in the mineral content within the material identified as Mineral Resources and Mineral Reserves from that predicted, changes in development or mining plans due to changes in logistical, technical or other factors, the possibility that future exploration results will not be consistent with the Company's expectations, changes in world gold markets and other risks disclosed in IAMGOLD's most recent Form 40-F/Annual Information Form on file with the United States Securities and Exchange Commission and Canadian securities regulatory authorities. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement. The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise except as required by applicable law.

About IAMGOLD

IAMGOLD is a mid-tier mining company with three gold mines on three continents, including the Essakane mine in Burkino Faso, the Rosebel mine in Suriname, and the Westwood mine in Canada. A solid base of strategic assets is complemented by the Côté Gold development project in Canada, the Boto Gold development project in Senegal, as well as greenfield and brownfield exploration projects in various countries located in West Africa and the Americas. IAMGOLD is committed to maintaining its culture of accountable mining through high standards of ESG practices and employs more than 4,700 people.

IAMGOLD (www.iamgold.com) is listed on the Toronto Stock Exchange (trading symbol "IMG") and the New York Stock Exchange (trading symbol "IAG").

IAMGOLD's commitment is to Zero Harm, in every aspect of its business. IAMGOLD is one of the companies on the JSI index.

For further information please contact:

Indi Gopinathan, Investor Relations Lead, IAMGOLD Corporation
Tel: (416) 360-4743 Mobile: (416) 388-6883

Toll-free: 1-888-464-9999 info@iamgold.com

Please note:
This entire news release may be accessed via fax, e-mail, IAMGOLD's website at www.iamgold.com and through Newsfile's website at www.newsfilecorp.com. All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov.

Si vous désirez obtenir la version française de ce communiqué, veuillez consulter le www.iamgold.com/French/Home/default.aspx.

Table 1 : Rouyn Project Drilling Results - 2020 Lac Gamble Drilling program											
Hole No.	UTM NAD83 Zone 17			AZ	DIP	Depth / length	from	To	Interval	True Width [1]	Au [2] [3]	NOTE
	Easting	Northing	Elevation	(°)	(°)	(m)	(m)	(m)	(m)	(m)	(g/t)	
GA-19-709W2 [4]	644,391	5,339,914	3,096	155.3	-79.1	330.00	480.25	490.00	9.75	7.72	10.35	Main zone
Including (3)							487.00	490.00	3.00	2.38	22.83	
GA-20-742	644,307	5,339,824	3,286	183.4	-71.6	351.00	294.40	298.50	4.10	3.08	1.21	Main zone
							308.00	316.75	8.75	6.60	1.95	Main zone
GA-20-743	644,337	5,339,913	3,282	182.0	-78.0	480.00	436.60	439.00	2.40	1.88	7.43	Main zone
GA-20-744	644,240	5,339,915	3,283	182.0	-79.0	483.00	439.50	442.50	3.00	2.28	1.44	Main zone
GA-20-745	644,227	5,339,871	3,284	180.9	-69.7	405.00	330.55	333.00	2.45	1.92	1.11	Main zone
GA-20-746	644,486	5,339,786	3,288	184.0	-54.6	225.00	No significant results					
GA-20-747	644,539	5,339,796	3,288	183.0	-63.0	237.00	198.15	204.90	6.75	5.40	5.85	Main zone
Including (3)							204.00	204.90	0.90	0.72	32.70	
GA-20-748	644,567	5,339,812	3,288	185.0	-66.0	273.00	211.20	212.20	1.00	0.72	4.20	Hangingwall zone
							216.50	222.30	5.80	4.17	4.71	Main zone
Including (3)							219.70	222.30	2.60	1.87	7.71	
							228.00	230.00	2.00	1.44	8.19	Main zone
GA-20-749	644,497	5,339,861	3,286	183.0	-72.1	99.00	Abandonned due to excessive drill hole deviation					
GA-20-750	644,613	5,339,796	3,291	181.4	-65.9	234.00	195.00	204.80	9.80	7.25	27.75	Main zone
Including (3)							196.00	200.35	4.35	3.22	58.37	
GA-20-751	644,497	5,339,861	3,286	190.0	-76.0	366.00	329.50	330.60	1.10	0.85	2.80	Main zone
							335.00	337.00	2.00	1.55	1.80	Main zone
GA-20-752	644,613	5,339,796	3,286	186.0	-76.0	267.00	221.60	222.60	1.00	0.67	6.50	Hangingwall zone
							228.40	232.40	4.00	2.67	1.45	Hangingwall zone
							235.20	237.90	2.70	1.81	9.37	Main zone
GA-20-753	644,687	5,339,910	3,282	181.0	-83.0	468.25	400.65	406.25	5.60	3.85	0.95	Main zone
							464.00	466.00	2.00	1.42	1.06	Footwall zone
GA-20-754	644,668	5,339,810	3,286	185.0	-58.0	216.00	175.70	177.20	1.50	1.27	1.76	Main zone
							179.70	185.40	5.70	4.81	1.75	Main zone
							213.00	214.00	1.00	0.84	7.19	Footwall zone
GA-20-755	644,668	5,339,810	3,286	180.0	-45.0	195.00	156.50	161.40	4.90	4.50	2.09	Main zone
GA-20-756	644,687	5,339,910	3,283	200.0	-88.0	532.80	463.00	464.00	1.00	0.66	0.71	Main zone
							511.00	513.00	2.00	1.12	2.31	Footwall zone
GA-20-758	644,687	5,339,910	3,282	184.0	-67.0	366.00	324.50	325.60	1.10	0.91	2.80	Main zone
GA-20-759	644,570	5,339,993	3,284	175.9	-88.8	81.00	Abandonned due to excessive drill hole deviation					
GA-20-760	644,727	5,339,778	3,284	182.0	-65.7	240.40	157.70	164.30	6.60	5.15	3.73	Main zone
Including (3)							161.70	164.30	2.60	2.03	6.46	
							190.10	191.50	1.40	1.09	1.44	Footwall zone
GA-20-763	644,345	5,339,928	3,280	183.0	-70.0	448.20	No significant results					

Notes:
1. True widths of intersections are estimated at 66-90% of the core interval approximately.
2. Drill hole intercepts are calculated with a lower cut of 1.00 g/t Au and may contain lower grade interval of up to 3 metres in length.
3. Assays are reported uncut but high grade sub-intervals are highlighted.
4. Drill holes with the suffix W are wedge cuts from previously drilled master holes.

| Table 2: Rouyn Project Drilling Results - 2019 Astoria Area program | | | | | | | | | | | |
| Hole No. | UTM NAD83 Zone 17 | | | AZ | DIP | Depth / length | From | To | Interval | True Width [1] | Au [2] [3] | NOTE |
	Easting	Northing	Elevation	(°)	(°)	(m)	(m)	(m)	(m)	(m)	(g/t)	
AS-14-636W [4]	646,038	5,340,052	2,953	173	-73	331.00	565.40	571.10	5.70	4.56	2.75	Upper zone
							616.00	617.00	1.00	0.81	5.72	Lower Piché zone
							623.00	625.50	2.50	2.04	3.33	Main zone
AS-19-725	646,120	5,339,905	3,301	183	-63	324.00	181.10	185.95	4.85	3.57	0.73	Upper zone
							250.40	251.70	1.30	0.99	1.03	Main zone
							257.15	260.90	3.75	2.77	1.34	Main zone
AS-19-726	646,293	5,339,966	3,302	184	-81	432.00	282.00	285.00	3.00	1.60	1.79	Hangingwall
							298.90	304.50	5.60	3.01	2.16	Upper zone
							363.25	366.60	3.35	1.82	0.87	Main zone
							372.00	375.00	3.00	1.63	1.54	Main zone
AS-19-727	646,253	5,340,065	3,308	183	-75	522.00	401.75	405.00	3.25	2.26	3.60	Upper zone
							447.50	448.50	1.00	0.70	2.01	Main zone
							463.60	466.00	2.40	1.68	1.56	Main zone
							472.00	472.80	0.80	0.56	1.91	Main zone
							493.00	494.00	1.00	0.71	1.73	Footwall zone
AS-19-728	646,872	5,339,845	3,293	184	-75	259.60	187.60	189.90	2.30	1.46	1.36	Main zone
							196.70	199.20	2.50	1.60	1.79	Main zone
AS-19-729	646,827	5,339,852	3,296	182	-68	237.00	177.00	178.40	1.40	1.01	1.46	Upper zone
							185.60	189.40	3.80	2.72	3.70	Main zone
AS-19-730	646,910	5,339,847	3,296	180	-68	219.00	159.70	161.70	2.00	1.52	1.04	Main zone
							167.20	170.80	3.60	2.73	4.32	Main zone
Including (3)							167.20	168.70	1.50	1.14	8.40	
AS-19-731	646,956	5,339,845	3,295	180	-79	253.00	82.50	85.50	3.00	1.82	1.15	Upper zone
AS-19-732	646,681	5,339,846	3,299	178	-73	237.00	172.80	177.80	5.00	3.09	4.58	Upper zone
Including (3)							172.80	173.80	1.00	0.62	14.40	
							181.00	184.00	3.00	1.85	1.82	Upper zone
							193.30	195.30	2.00	1.24	1.79	Main zone
							200.80	203.80	3.00	1.89	4.61	Main zone
Including (3)							202.80	203.80	1.00	0.63	9.50	
AS-19-733	646,736	5,339,847	3,298	181	-75	252.00	173.05	177.00	3.95	2.48	5.48	Upper zone
Including (3)							173.05	174.00	0.95	0.60	13.30	
							207.00	208.00	1.00	0.64	2.10	Main zone
AS-19-734	646,943	5,339,875	3,297	180	-81	309.00	255.65	267.00	11.35	6.58	1.75	Main zone
Including (3)							255.65	256.65	1.00	0.58	9.40	
AS-19-735	647,048	5,339,926	3,304	178	-58	432.00	No significant results					
AS-19-736	647,048	5,339,925	3,304	186	-76	321.40	No significant results					
AS-19-737	646,167	5,339,907	3,300	176	-70	312.00	201.50	204.50	3.00	2.02	1.34	Upper zone
							242.20	243.70	1.50	1.01	2.14	Main zone
AS-19-738	646,176	5,339,958	3,304	180	-77	458.25	371.30	373.50	2.20	1.24	7.94	Lower Piché zone
Including (3)							371.30	372.50	1.20	0.68	12.30	
							377.90	378.90	1.00	0.56	1.70	Lower Piché zone
							422.70	425.20	2.50	1.45	2.52	Main zone
AS-19-739	646,293	5,339,967	3,302	178	-71	354.00	234.00	237.50	3.50	2.40	5.73	Upper zone
							287.60	289.30	1.70	1.16	1.64	Main zone
AS-19-740	646,374	5,340,256	3,296	194	-69	663.00	355.40	356.70	1.30	1.07	1.67	Blake River
							598.50	601.50	3.00	2.48	1.00	Upper zone
							623.00	625.20	2.20	1.84	1.82	Main zone
							627.20	628.70	1.50	1.25	1.51	Main zone
							633.90	638.10	4.20	3.52	1.53	Footwall zone
AS-19-741	645,963	5,340,058	3,305	191	-82	669.00	563.70	566.40	2.70	1.63	4.16	Upper zone
							585.20	594.20	9.00	5.42	5.76	Lower Piché zone
Including (3)							585.20	586.20	1.00	0.60	39.20	
							610.00	611.20	1.20	0.73	10.90	Lower Piché zone
							631.70	632.70	1.00	0.62	1.77	Main zone
							635.10	641.60	6.50	4.03	1.92	Main zone

Notes:
1. True widths of intersections are estimated at 60-83% of the core interval approximately.
2. Drill hole intercepts are calculated with a lower cut of 1.00 g/t Au and may contain lower grade interval of up to 3 metres in length.
3. Assays are reported uncut but high grade sub-intervals are highlighted.
4. Drill holes with the suffix W are wedge cuts from previously drilled master holes.



LAC GAMBLE
Surface
GA-20-760
6.6 m grading 3.7 g/t Au
Incl. 2.6 m / 6.5 g/t Au
GA-20-747
6.8 m grading 5.9 g/t Au
Incl. 0.9 m / 32.7 g/t Au
GA-20-748
5.8 m grading 4.7 g/t Au
Incl. 2.6 m / 7.7 g/t Au
GA-20-742
8.8 m grading 2.0 g/t Au
GA-20-752
2.7 m grading 9.4 g/t Au
GA-20-750
9.8 m grading 27.8 g/t Au
Incl. 4.4 m / 58.4 g/t Au
GA-20-743
2.4 m grading 7.4 g/t Au
GA-19-709W2
9.8 m grading 10.4 g/t Au
Incl. 3.0 m / 22.8 g/t Au
-200m
-400m
-600m
-800m
LEGEND
2020 drill holes (assays pending)
2020 drill holes disclosed
2019 drill holes previously disclosed
Historical drill holes
g/t /m
MINERALIZED ZONE CONTOURS
Metal Factor > 25 g/t*m
Metal Factor > 15 g/t*m
In progress
Lac Gamble Zone – Longitudinal Section
(Longitudinal Section of the Main Shear Zone)

Figure 1: Rouyn Gold – Lac Gamble zone longitudinal section and highlighted 2020 assay results



Surface
PUITS OUEST
Trench
ASTORIA
PUITS EST
AS-19-733 (UZ)
4.0 m grading 5.5 g/t Au
Incl. 1.0 m / 13.3 g/t Au
AS-19-729 (MZ)
3.8 m grading 3.7 g/t Au
AS-19-732 (UZ)
5.0 m grading 4.6 g/t Au
Incl. 1.0 m / 14.4 g/t Au
AS-19-734 (MZ)
11.4 m grading 1.8 g/t Au
AS-19-739 (UZ)
3.5 m grading 5.7 g/t Au
AS-19-738 (LPZ)
2.2 m grading 7.9 g/t Au
Incl. 1.2 m / 12.3 g/t Au
AS-19-636W (UZ)
5.7 m grading 2.8 g/t Au
AS-19-741 (LPZ)
9.0 m grading 5.8 g/t Au
Incl. 1.0 m / 39.2 g/t Au
LEGEND
Disclosed 2019 drill holes
UZ : Upper Zone Results
MZ : Main Zone Results
LPZ : Lower Piché Zone Results
Historical drill holes
g/t /m
MINERALIZED ZONE CONTOURS
Metal Factor > 25 g/t*m
Metal Factor > 15 g/t*m
0
100m
200m
1: 5000
Astoria East Area – Longitudinal Section
(Longitudinal Section of the Main Shear Zone)

Figure 2: Rouyn Gold – Astoria Area longitudinal section and highlighted 2019 assay results.